SYSVIEW TECHNOLOGY, INC.
                              1722 TECHNOLOGY DRIVE
                           SAN JOSE, CALIFORNIA 95110
                                 (408) 436-9888

January 16, 2007


VIA EDGAR

Mark P. Shuman
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

         RE:      SYSVIEW TECHNOLOGY, INC. (THE "REGISTRANT")
                  FILE NO. 333-124313 (THE "REGISTRATION STATEMENT")

Dear Mr. Shuman:

         Pursuant to Rule 461 under the Securities Act of 1933, the Registrant hereby requests acceleration of effectiveness of its Registration Statement so that it will become effective at 4:30 p.m. on Thursday, January 18, 2007 or as soon as practicable thereafter.

         The Registrant acknowledges that:

         1. Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

         2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

         3. The Registrant may not assert the Commission's comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or comments, please feel free to contact me at your earliest convenience.


                                            Very truly yours,

                                            /s/ Darwin Hu
                                            -------------
                                            Darwin Hu
                                            Chairman and Chief Executive Officer


cc:      Jody R. Samuels, Esq.